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SEC FILE NUMBER
33-41313

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	| | Form 10-K | | Form 20-F |X| Form 11-K | | Form 10-Q | | Form 10-D | | Form N-SAR | | Form N-CSR

	For Period Ended:	December 31, 2005

| | Transition Report on Form 10-K

| | Transition Report on Form 20-F

| | Transition Report on Form 11-K

| | Transition Report on Form 10-Q

| | Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bairnco Corporation 401(k) Savings Plan and Trust

Full Name of Registrant

Former Name if Applicable

300 Primera Boulevard, Suite 432

Address of Principal Executive Office (Street and Number)

Lake Mary, Florida 32746

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
| X |

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on the Form 11-K for the year ended December 31, 2005 (the "2005 Form 11-K") for the Bairnco Corporation 401(k) Savings Plan and Trust (the "Registrant")cannot be filed within the prescribed time period because of significant challenges in reconciling the plan financial statements due to a mid-year change of plan recordkeepers. In addition, delays beyond the Registrant’s control were experienced in relation to receiving validation of the market value of certain plan funds without quoted market prices. Consequently, the plan’s independent registered public accounting firm has not yet completed their full-scope audit to enable them to express an opinion on the financial statements of the plan. As a result, the Registrant was unable to complete its financial statements in a timely manner and will be unable to file the 2005 Form 11-K for the plan without unreasonable effort and expense. The Registrant fully intends to file the 2005 Form 11-K within the time frame mandated by Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Larry C. Maingot	407	875-2222
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes |X| No | |

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes | | No |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bairnco Corporation 401(k) Savings Plan and Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2006	By	/s/ Kenneth L. Bayne

Kenneth L. Bayne Vice President-Finance